

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2020

Alok Oberoi
Chief Executive Officer
Global Synergy Acquisition Corp.
540 Madison Avenue, 17th Floor
New York, NY 10022

> **Re: Global Synergy Acquisition Corp.**
> **Draft Registration Statement**
> **Submitted September 16, 2020**
> **CIK No. 0001823707**

Dear Mr. Oberoi:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors, page 28

1. We note you provided a risk factor that states your independent registered public accounting firm's report contains an explanatory paragraph that expresses substantial doubt about the Company's ability to continue as a going concern. However, the audit report does not contain an explanatory going concern paragraph. Please clarify or consider revising this risk factor.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

       Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christian O. Nagler